Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

January 2, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Schedule 14A – Definitive Proxy

Dear Ms. Dubey:

On behalf of the Registrant, attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) are the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Disciplined Growth Investors Fund, a series of the Registrant (the “Fund”). The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around January 3, 2018.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on December 14, 2017 (the “Preliminary Materials”), in response to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on December 20, 2017. In addition, the Proxy Materials filed herewith reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 20, 2017, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

A.	Staff Comment: In the “Summary of Board Meeting and Considerations” section of the Proxy Materials, when discussing the Board’s considerations with respect to the advisory fee, please provide a description of the unitary fee arrangement.

U.S. Securities and Exchange Commission

Division of Investment Management

January 2, 2017

Registrant’s Response: This comment has been complied with. The “Investment Advisory Fee Rate” and “Total Expense Ratio” subsections in the “Summary of Board Meeting and Considerations” section of the Proxy Materials have been revised as follows:

“Investment Advisory Fee Rate: The Trustees reviewed and considered the contractual annual advisory fee paid by the Trust, on behalf of the Fund, to DGI, of 0.78% of the Fund’s daily net assets, in light of the extent and quality of the advisory services provided by DGI to the Fund. The Trustees noted that the advisory fee is a “unitary” fee whereby DGI pays substantially all expenses of the Fund from the advisory fee, including the cost of transfer agency, custody, fund administration, bookkeeping and pricing services, legal, audit and other services, except for interest expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Board received and considered information including a comparison of the Fund’s contractual advisory fee rate with those of funds in the expense group and universe of funds provided by an independent provider of investment company data (the “Data Provider”). The Trustees noted that the Fund’s contractual advisory fee rate was above the Data Provider peer group median, at least in part because of the additional scope of services under the unitary fee arrangement.

Total Expense Ratios: The Trustees noted that the total expense ratio was attributable entirely to the unitary fee payable to DGI. The Trustees further reviewed and considered that the Fund’s total expense ratio of 0.78% was below the Data Provider peer group median.”

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP